UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INTEL CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	000-06217	94-1672743
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Mission College Boulevard, Santa Clara, California		95054-1549
(Address of principal executive offices)		(Zip code)

Suzan A. Miller (408) 765-8080
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Introduction

This Specialized Disclosure Report on Form SD (Form SD) of Intel Corporation (Intel or we) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products that contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (DRC) or an adjoining country, collectively defined as the “Covered Countries.” If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence in order to determine if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products that do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free.” We also use the term “conflict-free” to refer to suppliers, supply chains, smelters and refiners if their sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Company Overview

We design and manufacture advanced integrated digital technology platforms. A platform consists of a microprocessor and chipset, and may be enhanced by additional hardware, software, and services. We sell these platforms primarily to original equipment manufacturers, original design manufacturers, and industrial and communications equipment manufacturers in the computing and communications industries. Our platforms are used across the compute continuum, in notebooks (including Ultrabook™ devices), 2 in 1 systems, desktops, servers, tablets, phones, and the Internet of Things (including wearables, retail devices, and manufacturing devices). We also develop and sell software and services primarily focused on security and technology integration.

On December 28, 2015, we completed the acquisition of Altera Corporation (Altera), a global semiconductor company that designs and sells programmable semiconductors and related products. Altera® products are included within the scope of this Form SD.

Overview of Intel’s Conflict Minerals Program

As a semiconductor manufacturer, we are knowledgeable of the design of our products including the materials needed to construct them. We design the manufacturing processes to build those products and in some cases, design the detailed materials to manufacture those products. As a result, we know that many of our hardware products contain tantalum, tin, tungsten and/or gold that is necessary to the functionality or production of those products. Conflict minerals are obtained from sources worldwide, and our desire is not to eliminate those originating in the Covered Countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries. We believe that it is important for us and other companies to support responsible in-region mineral sourcing from the Covered Countries in order to not negatively affect the economies of such countries. Intel is a founding member of the Public Private Alliance for Responsible Minerals Trade (PPA). We support the “Solutions for Hope” project that provides suppliers with tantalum from conflict-free sources in the DRC, and we are an associate member of the ITRI Tin Supply Chain Initiative (iTSCi) that establishes traceability in the upstream mineral chain in the DRC, Rwanda and Burundi.

We are an industry leader in the conflict minerals subject area, where we have worked extensively for over eight years to put in place processes and systems to develop conflict-free supply chains for Intel and our industry. We recognize that broad collaborative efforts among governments, non-governmental organizations and industry are needed to solve this complex problem. Intel is a member of the Conflict-Free Sourcing Initiative (CFSI, unique member code INTC), an initiative of the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). In that role, we collaborate with companies in the electronics and other industries that use necessary conflict minerals (e.g. jewelry, automotive, medical instrumentation, and others) to help create conflict-free supply chains. Since 2013, we have manufactured microprocessors that are DRC conflict free for tantalum, tin, tungsten and gold, and we are continuing our pursuit of conflict-free supply chains for these conflict minerals.

Conflict Minerals Sourcing Policy

Intel’s policy with respect to the sourcing of conflict minerals is as follows:

Conflict minerals originating from the DRC are sometimes mined and sold, “under the control of armed groups”, to “finance conflict characterized by extreme levels of violence”. Some of these minerals can make their way into the supply chains of the products used around the world, including those in the electronics industry. Intel’s suppliers acquire and use conflict minerals from multiple sources worldwide. As part of Intel’s commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is Intel’s goal to use tantalum, tin, tungsten and gold in our products that do not directly or indirectly finance or benefit armed groups in the Covered Countries while continuing to support responsible mineral sourcing in the region.

We expect our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing conflict minerals are DRC conflict free. We further expect our suppliers to comply with the EICC Code of Conduct and conduct their business in alignment with Intel’s supply chain responsibility expectations.

In support of this policy, we will:

•	Exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.

•	Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm the tantalum, tin, tungsten and gold in our supply chain are conflict-free.

•	Collaborate with our suppliers and others on industry-wide solutions to enable products that are DRC conflict free.

•	Commit to transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.

The full text of our Conflict Minerals Sourcing Policy is available at www.intel.com/conflictfree. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Supply Chain Description

Most of our hardware products, primarily microprocessors, chipsets and their packages, are manufactured in our own network of fabrication facilities (fabs). Although many of our hardware products contain conflict minerals, we do not purchase ore or unrefined conflict minerals from mines. We are many steps removed in the supply chain from the mining of the conflict minerals and are therefore considered a “downstream” purchaser. We purchase materials used in our products from a large network of suppliers; some of those materials contribute necessary conflict minerals to our products. The origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals-containing derivatives. The smelters and refiners (sometimes referred to as “facilities”) are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores. We rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us. We are more knowledgeable about the source and chain of custody of the necessary conflict minerals contained in products we fully manufacture in our fabs as compared to products which we manufacture but also include ready-made component parts we purchase from third parties or products that are manufactured for us by other companies.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Description of Reasonable Country of Origin Inquiry Efforts

For 2015, the reasonable country of origin inquiry (RCOI) efforts performed by Intel and Altera included conducting a supply chain survey of our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template (CMRT). Prior to our acquisition of Altera on December 28, 2015, Altera maintained its own conflict minerals program, including conducting its RCOI and due diligence efforts separately from Intel.

The Intel and Altera supply chain surveys requested our respective suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to us. We each compared the smelters and refiners identified in the surveys against the lists of facilities which have received a conflict-free designation by the CFSI’s Conflict-Free Smelter Program (CFSP) or other independent third party audit program such as the London Bullion Market Association’s Responsible Gold Programme and the Responsible Jewellery Council’s Chain-of-Custody Certification program. If a smelter or refiner in Intel’s supply chain was not listed as having received a “conflict-free” designation, Intel proactively attempted to contact such facility to request country of origin information for the conflict minerals that it processed. We documented country of origin information for the smelters and refiners identified by the supply chain surveys as provided from multiple sources including the supply chain surveys, independent third party audit programs and directly from smelters and refiners that Intel contacted.

There is significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures performed, including measures conducted separately by Altera prior to our acquisition, are discussed further in the Conflict Minerals Report filed as Exhibit 1.01 hereto.

Below is a summary of the country of origin information collected from our respective suppliers as a result of our RCOI efforts.

Conflict Mineral	Countries of origin and other sources may include the following:
Tantalum	Australia, Austria, Bolivia, Brazil, Burundi, Canada, China, DRC, Estonia, Ethiopia, Germany, India, Japan, Kazakhstan, Malaysia, Mozambique, Namibia, Nigeria, Peru, Russian Federation, Rwanda, Sierra Leone, Thailand, United States and recycled or scrap sources

Tin	Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, DRC, Germany, Indonesia, Japan, Malaysia, Peru, Philippines, Poland, Rwanda, Singapore, Thailand, United States and recycled or scrap sources

Tungsten	Australia, Bolivia, Brazil, Canada, China, Colombia, Germany, Japan, Mexico, Peru, Portugal, Russian Federation, Rwanda, Spain, Thailand, United States, Vietnam and recycled or scrap sources

Gold	Argentina, Australia, Belgium, Brazil, Canada, Chile, China, Côte d’Ivoire, England, Germany, Guyana, Indonesia, Italy, Japan, Laos People’s Democratic Republic, Mexico, Papua New Guinea, Peru, Philippines, Portugal, Republic of Korea, Russian Federation, South Africa, Spain, Suriname, Switzerland, Taiwan, Thailand, United States and recycled or scrap sources

Conclusion Based on Reasonable Country of Origin Inquiry

We have concluded in good faith that during 2015:

a)	Intel and Altera manufactured and contracted with others to manufacture products as to which conflict minerals are necessary to the functionality or production of our products.

b)	Based on a reasonable country of origin inquiry, we know or have reason to believe that a portion of the necessary conflict minerals contained in Intel and Altera products originated or may have originated in the Covered Countries and know or have reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

As a result of the above conclusion, we performed due diligence measures on the source and chain of custody of the necessary conflict minerals in our products, as described in the Conflict Minerals Report.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at www.intc.com and www.intel.com/conflictfree as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Intel, the Intel logo, and Ultrabook are trademarks of Intel Corporation or its subsidiaries in the U.S. and/or other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTEL CORPORATION (Registrant)

By:	/s/ Brian M. Krzanich	May 19, 2016
	Brian M. Krzanich Chief Executive Officer	Date